SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            ------------------------



                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1934





                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          0-10124                75-2631373
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(State or other jurisdiction of   (Commission File Number)      (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)



Registrant's telephone number, including area code (214) 922-8100.


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

     Set forth below is the text of the Press Release dated April 10, 2000.



                     AVIATION GROUP ANNOUNCES APPOINTMENT OF
                  CIBC WORLD MARKETS CORP. AS FINANCIAL ADVISOR

April 10, 2000. Aviation Group, Inc. (NASDAQ: AVGP) announced today that it has hired CIBC World Markets to represent it in its merger with Canadian-based travelbyus.com, Ltd. (Toronto Stock Exchange: TBU).

Company officials reported that CIBC World Markets Corp. will act as financial advisor relating to the planned merger of Aviation Group with travelbyus.com as well as assist the combined company with future investment banking, merger/acquisition, and financing functions.

"We are pleased to have CIBC World Markets Corp. acting as our financial advisor as we move forward to build a global leader in the E-travel & Hospitality sector. Their track record and depth of industry contacts and expertise placed them above other first tier candidates for this important role," said Lee Sanders, Aviation Group Chairman.

On February 28, 2000, Aviation Group announced its intent to acquire Global Leisure, Inc. and merge with travelbyus.com, Ltd. in a share-for-share exchange. Global Leisure is a Seattle-based bulk-buyer of discount air tickets and packages, and has contracts with certain major domestic air carriers that add significantly to the combined enterprise's product content. travelbyus.com, Ltd. is a leading supplier of travel products including discount tickets, vacation packages, and other travel products. These products are sold worldwide through travelbyus.com's web-page, its trademarked 800-iTRAVEL phone system, and over 20,000 North American travel agents.

"The E-travel & Hospitality industry is consolidating as key providers of travel product content combined with internet-based marketing and distribution companies," said Bill Kerby, CEO of travelbyus.com and Aviation Group. "Access to American institutional capital sources and CIBC advisory services can empower us to seize a leadership position in this huge marketplace," said Kerby.

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This press release shall not constitute an offer to sell or the  solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or Canadian province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. Prospective investors are urged to read, when filed with the Securities and Exchange Commission, the prospectus/joint proxy statement and registration statement that will be filed by the Company in connection with the transactions described in this press release. After filing, these documents will be available
for  free  at  the  Securities  and  Exchange   Commission's  EDGAR  website  at
www.sec.gov and may be obtained for free from the Company upon request.

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction disclosed above, dependence on certain customers, changes in the airline travel industry, seasonality of the Company's painting business, risk of future losses from operations, the ability to sell or merge all or a portion of the Company's businesses, uninsured casualty losses, environmental regulation of airline stripping and painting operations and increased competition in the airline services industry. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's SEC filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

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Contact:

     Aviation Group, Inc.
     Lee Sanders, 214/922-8100